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                                                                  EXHIBIT 99.1



                           UNIFAB INTERNATIONAL, INC.
                             SECOND QUARTER RESULTS


New Iberia, LA - (Business Wire) - July 26, 2001-- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $591,000 ($0.07 per share, basic and diluted) on revenue of $22.9 million for the three months ended June 30, 2001 compared to net loss of $236,000 ($0.03 per share, basic and diluted) on revenue of $20.2 million for the three months ended June 30, 2000. Depreciation and amortization for the quarter was $871,000 compared to $728,000 in the June quarter last year. Net loss for the six months ended June 30, 2001 was $2.2 million ($0.27 per share, basic and diluted) on revenue of $44.6 million compared to net loss of $2.1 million ($0.31 per share, basic and diluted) on revenue of $37.5 million for the six months ended June 30, 2000. Depreciation and amortization for the six-month period ended June 30, 2001 was $1,716,000 compared to $1,576,000 in the same period last year. The Company reported backlog of approximately $31.4 million at June 30, 2001.

"June quarter revenues increased over the June quarter last year, mainly due to increased activity in our core structure fabrication operation. Operating margins were negatively impacted, however, by operating costs at our deep-water facility in Lake Charles, where volume has not yet developed sufficient to cover the facility's operating overhead." said Dailey J. Berard, UNIFAB International, Inc. President, Chairman and CEO. "Our operating results also reflect costs in excess of revenues at our barge repair facility in New Iberia, mainly due to the impact of incurring manhours in the completion of a lift boat contract without adequate manhours on profitable projects to cover operating overhead at the facility."

"I am particularly encouraged by the increase in manhours in the quarter at the Lake Charles operation, nearly half of which occurred in the month of June. These hours were up over ten percent from last quarter and nearly double compared to the June quarter last year. The facility is beginning to develop a business base, and we are all focused on maximizing the return on that investment. The very slow recovery in the process system and equipment market appears to have begun both domestically and internationally returning the activity to levels sufficient to recover operating costs for those facilities. Additionally, our wastewater treatment business, while not yet material to the overall operations of the Company, is beginning to build up momentum from 18 months of developmental effort."

"We have engaged a financial advisor to assist us in evaluating strategic alternatives to repay our debt by year end. Our bank group remains cooperative, working with us in that effort. The cost of maintaining the facility is high, and we recognize the importance of replacing it as soon as possible. Our financial statements for June 30, 2001 reflect the amount outstanding under the credit facility as a current liability, and we are out of covenant in the quarter due to lower than expected operating results for the quarter and for the six month period ended June 30, 2001. While we are encouraged by some of the business indicators, we are looking for cost reductions through consolidation, elimination of underutilized or obsolete assets and strategic realignment of businesses and facilities. We are focused on improved profitability and return on investment."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. The Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.